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MEMORANDUM FOR GEORGESON SHAREHOLDER COMMUNICATIONS INC. PERSONNEL FOR USE IN
RESPONDING TO INQUIRIES ABOUT DISSENTERS' RIGHTS IN CONNECTION WITH FLEXI-VAN'S OFFER FOR CASTLE & COOKE, INC. (THE "COMPANY")

Over the last week or so, a number of questions have come from shareholders of the Company who are asking for information about how to exercise dissenters' rights or appraisal rights under Hawaii law. The following are guidelines you should use in answering those questions:

1. DO NOT GIVE LEGAL ADVICE. Tell shareholders that they should be consulting their own lawyer and that they should read the copy of the Hawaii appraisal rights statute which is found at page II-1 of the Offer to Purchase. Tell them that they will need to follow the procedures specified in the statute carefully because failure to follow the required procedures risks the loss of appraisal rights.

2. If the shareholders ask whether they are guaranteed to receive $19.25 per share and have the possibility of an increase through appraisal rights, point out that the offering materials state that the price in an appraisal proceeding could be less than the offer price of $19.25 per share (page 13 of the Offer to Purchase). This is because Hawaii law defines the "fair value" of the shares to be paid in the appraisal proceeding as the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action, unless the exclusion would be inequitable. The Company could take the position that most or all of the difference between the offer price and the market prices prevailing before the offer was announced is value attributable to the offer itself, constituting appreciation in anticipation of the corporate action, and therefore, the Company could take the position that "fair value" is as low as $12.06 per share, which was the market price before the announcement of the offer.

3. Some shareholders have indicated that they believe all shareholders will receive an advance payment in the appraisal rights proceeding. If this question comes up, shareholders should consider that the appraisal rights statute only requires the Company to pay dissenting shareholders in advance if such shareholders held their shares prior to the announcement of the terms of the transaction. While it is not clear what the statute means in this regard, the Company may take the position that persons who purchased their shares after March 29, 2000, when the transaction was announced, are not entitled to an advance payment. Ultimately, in case of disputes, a Hawaii court may have to decide who gets an advance payment.

4. Is it automatic that an appraiser will be appointed? The statute states that the Company must, after the expiration of certain notice periods that could take up to


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         90 days, seek a judicially determined appraisal of the value of shares held by people who have properly followed the dissenting shareholder procedures. The court could appoint a professional appraiser to study the value of the shares, but it is uncertain whether it would do so.

5. Who pays the costs of any court proceeding to determine fair value? The expenses of the proceeding, including compensation and expenses of appraisers appointed by the court (if appointed), and fees and expenses of counsel and of experts for the respective parties, may be assessed against the Company if the court so determines, and in some cases, against some or all of the dissenters.

6. What is the likely time period for resolving any dispute over the question of fair value? This is unclear. However, Flexi-Van anticipates that a court process would not start until at least 60 days after the merger (which may not occur until September), and would last a number of months at a minimum. It is possible that the dissenting shareholders would not receive the court's determination of fair value until after a year or more from the closing of the tender offer.

These guidelines are furnished based on the comments or questions that have been coming up regularly. Do not raise these issues yourself: they are guidelines to use if a caller raises them. If issues not covered above are raised, or if a caller wants to debate the issue, see Item 1 above and suggest they consult an attorney. A statement in the guidelines above that the Company "could" take a position does not mean the Company will not take a different position in particular circumstances.